Filed Pursuant to Rule 424(b)(3)

Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 17 DATED MAY 9, 2014

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013 and Supplement No. 16 dated April 23, 2014. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	an update to the Walnut Hill Property Company Loan;

(3)	the completion of our acquisitions of the Charlotte Data Center and the Miami International Medical Center; and

(4)	an increase in the borrowing base availability under the KeyBank Credit Facility.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of May 8, 2014, we had accepted investors’ subscriptions for and issued 130,457,180 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $1,297,039,226. As of May 8, 2014, we had 44,542,820 shares of our common stock remaining in our Offering.

Pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, our Offering has been extended until the earlier of (i) June 6, 2014; (ii) the date on which the maximum offering has been sold; or (iii) the effective date of the registration statement for our follow-on offering.

An Update to the Walnut Hill Property Company Loan

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments” section beginning on page 9 of the prospectus and the “Investment Objectives, Strategy and Policies—Investing in and Originating Loans” section beginning on page 102 of the prospectus:

On August 21, 2012, Carter/Validus Operating Partnership, LP (“CVOP”) entered into a preferred equity loan agreement with WH Hospital Property Company, LLC (“Walnut Hill Property Company”), an unaffiliated Texas limited partnership. Pursuant to the agreement, CVOP agreed to provide funds to Walnut Hill Property Company in an aggregate principal amount of $15,000,000 (the “Walnut Hill Property Company Loan”) to be used for the construction of a 100-bed acute care hospital, located in Dallas, Texas (the “Walnut Hill Medical Center”). The interest rate under the Walnut Hill Property Company Loan was 10% per annum. On March 26, 2013, CVOP modified the preferred equity loan agreement to increase the commitment by $5,000,000, to an aggregate amount of $20,000,000. As additional consideration for making the Walnut Hill Property Company Loan, the Walnut Hill Property Company agreed to pay CVOP an amount of up to $4,000,000 (the “Equity Participation”) derived from the sale of the Walnut Hill Medical Center. On February 25, 2014, a wholly-owned subsidiary of CVOP acquired the Walnut Hill Medical Center. In conjunction with this acquisition, the Walnut Hill Property Company paid CVOP $4,000,000, which was a reduction in the basis of the Walnut Hill Medical Center. The Equity Participation in the amount of $4,000,000 was paid in accordance with the terms of the promissory note evidencing the Walnut Hill Property Company Loan. On February 25, 2014, the Walnut Hill Property Company repaid the Walnut Hill Property Company Loan in the total outstanding principal amount of $20,000,000.

Acquisition of the Charlotte Data Center and the Miami International Medical Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments—Wholly-owned properties” section beginning on page 114 of the prospectus.

On April 28, 2014, a wholly-owned subsidiary of CVOP acquired 100% of the fee simple interest in a 60,850 rentable square foot data center (the “Charlotte Data Center”), located in Charlotte, North Carolina, for a purchase price of $26,400,000, plus closing costs. The seller of the Charlotte Data Center, SFR NC1, LLC, a Delaware limited liability company, is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Charlotte Data Center using net proceeds from the Offering. In connection with the acquisition, we paid an acquisition fee of approximately $528,000, or 2% of the purchase price, to our advisor.

On April 30, 2014, a wholly-owned subsidiary of CVOP acquired 100% of the fee simple interest in a 145,916 rentable square foot medical facility (the “Miami International Medical Center”), located in Miami, Florida, for a purchase price of $46,972,500, plus closing costs. Renovation of the Miami International Medical Center is estimated to cost approximately $36,066,000 and is expected to be completed in approximately fifteen months from the date of the lease, which was April 30, 2014. Payments for the renovation will be made by the tenant using funds advanced from the Company in accordance with the process set forth in the lease. The seller of the Miami International Medical Center, Miami International Medical Center, LLC, a Florida limited liability company, is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Miami International Medical Center using net proceeds from the Offering. In connection with the acquisition, we paid an acquisition fee of approximately $1,660,766, or 2% of the purchase price plus budgeted renovation costs, to our advisor.

Description of the Property

The Charlotte Data Center was constructed in 1999. As of April 28, 2014, the Charlotte Data Center was 66.7% leased to Windstream Hosted Solutions, LLC.

The Miami International Medical Center was originally constructed in 1962 with renovations completed in 1991. We are planning further renovations to the property, which are expected to be completed approximately fifteen months from the date of the lease, which was April 30, 2014. As of April 30, 2014, the Miami International Medical Center was 100% leased to Miami International Medical Center, LLC.

In evaluating each of the Charlotte Data Center and the Miami International Medical Center as potential acquisitions and determining the appropriate amount of consideration to be paid for each such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisitions of the Charlotte Data Center and the Miami International Medical Center:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)		Average Yield (3)		Physical Occupancy
Charlotte Data Center	04/28/2014	1999	$26,400,000	$528,000	7.54%		8.66%		66.7%
Miami International Medical Center	04/30/2014	1962	$46,972,500	$1,660,766	9.03	%(4)	9.76	%(4)	—	(5)
(1)

Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	The annual base rent under the lease is calculated based on the total cost of the renovations plus the purchase price of the property. The initial yield and average yield calculations were based on estimated renovation cost plus the purchase price of the property. Actual initial yield and average yield will vary based on actual renovation costs.
(5)	The lease was entered into as of April 30, 2014 and occupancy will commence upon the earlier of substantial completion of the renovation of the Miami International Medical Center and fifteen months from the date of the lease, which was April 30, 2014.

We believe the Charlotte Data Center and the Miami International Medical Center are suitable for their present and intended purpose as a data center and medical facility, respectively, and are adequately covered by insurance.

The Charlotte Data Center is located in the Charlotte-Concord-Gastonia, North Carolina metropolitan statistical area, and as such may compete with other data centers for tenants if the current tenant lease is not renewed.

The Miami International Medical Center is located in the Miami-Fort Lauderdale-Port St. Lucie, Florida metropolitan statistical area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Charlotte Data Center and the Miami International Medical Center. Among other things, the property manager will have the authority to negotiate and enter into leases for the Charlotte Data Center and the Miami International Medical Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisitions of the Charlotte Data Center and the Miami International Medical Center in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-owned properties” section on page 117 of the prospectus.

Wholly-owned properties

The following table shows, as of the acquisition date, the principal provisions of the lease terms for the sole tenants of the Charlotte Data Center and the Miami International Medical Center, respectively:

Tenant	Renewal Options(1)	Current Annual Base Rent		Base Rent Per Square Foot		Lease Expiration
Windstream Hosted Solutions, LLC(2)	2/5 yr	$1,977,396	(4)	$48.74		12/31/2028
Miami International Medical Center, LLC(3)	3/5 yr	$—	(4) (5)	$—	(5)	07/31/2030(6)

(1)	Represents option renewal period/term of each option.
(2)	All of the operations and the principal nature of business of the tenant are data center related.
(3)	All of the operations and the principal nature of the business of the tenant will be healthcare related.
(4)	The annual base rent under the lease increases every year by 2% of the then-current base rent.
(5)	The annual base rent under the lease is calculated based on the total cost of the renovations plus the purchase price of the property. Therefore, the annual base rent under the lease cannot be calculated at this time. Rental payments are deferred until the earlier of fifteen months from the date at the lease, which was April 30, 2014, and the substantial completion of the renovations.
(6)	The lease expiration date is fifteen years from the earlier of substantial completion of the renovations and fifteen months from the date of the lease, which was April 30, 2014. The lease expiration date is presented assuming substantial completion of the renovations will occur fifteen months from the date of the lease. If the substantial completion date occurs earlier, the lease expiration date is subject to change.

Line of Credit Facility

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

Each subsidiary of CVOP in the collateral pool is a party to and guarantor of the KeyBank Loan Agreement and has secured the KeyBank Credit Facility by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender. The following table presents information on the property in which CVOP has pledged a security interest that serves as collateral for the KeyBank Credit Facility since April 23, 2014:

Entity(1)	Property(2)	Date Added	Borrowing Base Availability(3)
DC-1805 Center Park Drive, LLC	Charlotte Data Center	04/28/2014	$13,541,000

(1)	The operating partnership has assigned its rights under a property management agreement of the entity as additional collateral to secure the KeyBank Credit Facility.
(2)	The operating partnership has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Loan Agreement.
(3)	The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

As of the date of this prospectus supplement, the total borrowing base availability under the KeyBank Credit Facility was $211,193,000. As of the date of this prospectus supplement, we had drawn $55,000,000, and had approximately $156,193,000 in borrowings available, under the KeyBank Credit Facility.

Depreciable Tax Basis

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned and joint venture properties

For 2013, the real estate taxes on the Charlotte Data Center were approximately $22,295. For federal income tax purposes, we estimate that the depreciable basis in the Charlotte Data Center will be approximately $23,760,000.

For 2013, the real estate taxes on the Miami International Medical Center were approximately $367,906. For federal income tax purposes, we estimate that the depreciable basis in the Miami International Medical Center will be approximately $74,734,477, including estimated renovation costs.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of seven and 39 years, respectively.

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